EXHIBIT 11(a)(16)
                                                        -----------------


   FOR IMMEDIATE RELEASE

   FOR FURTHER INFORMATION, CONTACT:

   INVESTORS:     Dennis Senchak      Rae Kozlowski       Wendy Wilson
                  NiSource Inc.       NiSource Inc.       Hill & Knowlton
                  219-647-6085        219-647-6083        312-255-3033

   MEDIA:         Maria Hibbs         Larry Larsen
                  NiSource Inc.       Hill & Knowlton
                  219-647-6201        312-255-3084


              WASSERSTEIN PERELLA JOINS TEAM OF NISOURCE ADVISORS

        Merrillville, Ind., July 14, 1999   NiSource Inc. (NYSE: NI)
   today announced that it has engaged Wasserstein Perella and Co., Inc., to provide advisory services on its tender offer for Columbia Energy Group. NiSource commenced a $68 cash tender offer for all outstanding shares of Columbia on June 25.

        Wasserstein Perella is a global investment and merchant banking firm that specializes in providing strategic advice in complex merger and acquisition situations.

        "Wasserstein brings additional firepower to our already strong team," said Gary Neale, NiSource Chairman, President and Chief
   Executive Officer. "Our tender offer is progressing well, and we think the experience of Bruce Wasserstein will help us expedite the process and move the transaction forward."

        NiSource Inc. is a holding company with a market capitalization of approximately $3.6 billion whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine.


        This release is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such offer is made solely by the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its August 6, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This release does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only be separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.

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